

April 29, 2015

<u>Via E-mail</u>
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

> **Re: Ashford Hospitality Trust, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed April 23, 2015 by UNITE HERE**
> **File No. 001-31775**

Dear Ms. Fueser:

We have reviewed your filing and have the following comment.

1.   Please refer to disclosure, which includes unqualified and inadequately supported assertions that UNITE HERE "achieves better corporate governance in hospitality REITS since 2012" and "is improving corporate governance at lodging REITS." Please refer to comment 9 of our initial letter dated March 13, 2015 and provide support for these statements. Also, in future soliciting material, qualify any similar statements as your opinion or belief and clarify the basis for your belief that there is a directly attributable causal link between an action you have taken and subsequent corporate governance improvements enacted by a company. We may have further comment.

You may contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions